Exhibit 2.2

EXECUTION COPY

AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT

Reference is made to that certain Purchase and Sale Agreement (the “Agreement”), dated as of September 21, 2010, by and between The Clorox Company, a Delaware corporation (“Clorox Parent”), and Viking Acquisition Inc., a Delaware corporation (“Purchaser”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Agreement. This amendment of the Agreement is hereinafter referred to as this “Amendment”.

A. The parties desire to amend the Agreement, in accordance with Section 9.11 of the Agreement, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Amendment. The Agreement shall be amended in the following manner:

(a) Each of Clorox Parent and the Purchaser acknowledge and agree that Purchaser will not be purchasing any portion of the Transferred Assets, or assuming any portion of the Transferred Liabilities, from Clorox Argentina. Therefore, all the defined terms of, and all references to, “Clorox Argentina” and the “Asset and Liability Transfer Agreement (Argentina)” are hereby deleted from the Agreement. However, Clorox Argentina, SA shall remain listed on Schedule B as a “Business Operating Entity”, and included in the defined term thereof.

(b)           Section 2.2(b)(i) of the Agreement is hereby amended and restated as follows:

“Inventory. All Inventory held by or on behalf of the Transferring Companies (other than Clorox Mexico and Clorox Philippines) (the “Transferring Company Inventory”);

(c)           Section 2.3 of the Agreement is hereby amended to add the following as the last three (3) sentences of Section 2.3:

“The Closing, and the transfer of the Equity Interests and the Transferred Assets and the assumption of the Transferred Liabilities in each case by Purchaser or one of its Subsidiaries, will be deemed to have occurred at the Adjustment Time. Notwithstanding the foregoing, the Transferred Assets to be transferred by Clorox Philippines to a Subsidiary of Purchaser designated pursuant to Section 2.5(c) (such Subsidiary, the “Philippines Purchaser”), and the Transferred Liabilities to be assumed by the Phillipines Purchaser, shall not be transferred and assumed at the Closing, and shall be transferred and assumed on a date after the Closing designated by Purchaser on three (3) Business Days written notice to Clorox Parent (such date, the “Philippines Closing Date”). On the Philippines Closing Date, each of Clorox Philippines and the Philippines Purchaser shall execute and deliver the Asset and Liability Transfer Agreement (Philippines), and consummate the transfer of assets and assumption of Liabilities contemplated thereby.

(d)           Section 2.4(b) of the Agreement is hereby amended and restated as follows:

“(b) each Asset and Liability Transfer Agreement (other than the Asset and Liability Transfer Agreement (Philippines)), duly executed by the applicable Asset Transferring Company;”

(e)           Section 2.5(c) of the Agreement is hereby amended and restated as follows:

“each Asset and Liability Transfer Agreement (other than the Asset and Liability Transfer Agreement (Philippines)), duly executed by Purchaser (or one of its Subsidiaries designated at least ten Business Days prior to the Closing);”

(f)            Section 2.6 of the Agreement is hereby amended to add the following as the penultimate and ultimate sentences of Section 2.6 of the Agreement, as follows:

“The Parties shall use their reasonable best efforts to: (1) as soon as practicable (and not later than 30 days) following the Closing Date, amend Schedule B to provide a final allocation of the Estimated Purchase Price and Transferred Liabilities which shall include specifying the portion of the Estimated Purchase Price and Transferred Liabilities allocable to the Equity Interests or Transferred Assets transferred pursuant to each Equity Transfer Agreement and Asset and Liability Transfer Agreement, and (2) as soon as practicable following determination of the Final Purchase Price pursuant to Section 2.7, make appropriate adjustments to Schedule B to the extent of any variance between the Final Purchase Price and the Estimated Purchase Price.”

(g)           Section 5.6(a) is hereby amended and restated as follows:

“As promptly as reasonably practicable, but no more than thirty (30) days after the Closing, Purchaser shall, or shall cause the applicable Transferred Companies to, make all filings with applicable Governmental Authorities to change the name of each Transferred Company and any of its applicable Subsidiaries to remove the name “Clorox”. Purchaser shall, as promptly as reasonably practicable, but no more than one (1) year after the Closing, further cause the Transferred Companies and their Subsidiaries to remove and cease using any trademarks, trade names, brandmarks, brand names, trade dress or logos incorporating the name “Clorox” (the “Clorox Names”) from all Internet sites, products or packaging, signage, labels, stationery or office forms of the Transferred Companies received in connection with the transactions contemplated by this Agreement, except in the case of Inventory included in the Final Inventory. Effective as of the Closing Date, Clorox Parent hereby grants Purchaser Transferee and the Transferred Companies a non-exclusive, non-transferable, royalty-free license to use the Clorox Names during such one (1) year period (or for the Inventory included in the Final Inventory, until such time as such Inventory is exhausted) in substantially the same manner as such Marks were used prior to the Closing Date as necessary to transition away from the use of the Clorox Names. Thereafter, Purchaser shall neither use nor permit or suffer any of its Affiliates to use any of the Clorox Names or any trademark, trade name, brandmark, brand name, trade dress or logo incorporating any of the Clorox Names in connection with the Transferred Companies, the Business or otherwise.”

(h)           Section 5.6 of the Agreement is hereby amended to add the following as subsection (d):

“Clorox Parent, on behalf of itself and its Subsidiaries, hereby grants Purchaser, effective as of the Closing Date, an exclusive, royalty-free, license to use the name “OXI MAGIC”, including any trademark, trade name, brandmark, brand name, trade dress or logo incorporating such name (as used as of the Closing Date) (collectively, the “Oxi Magic Name”) in connection with carpet and upholstery cleaning products for motor vehicles, recreational vehicles, recreational boats, or recreational airplanes that bear the “ARMOR ALL” name. The license to use the Oxi Magic Name shall be for those countries where Clorox U.S. is selling such products as of the Closing Date. The terms and conditions of such license (including appropriate quality control measures) shall be further negotiated and documented by the Parties in good faith and executed as soon as reasonably practicable after the Closing Date.”

(i)            Section 5.9 of the Agreement is hereby amended and restated as follows:

“(a) Notwithstanding anything to the contrary in this Agreement, and other than with respect to VAT, which is addressed in Section 5.9(b) below, the full amount of all transfer, documentary, sales, use, stamp, registration and such other Taxes (including real estate transfer Taxes), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Contemplated Transactions shall be borne fifty percent (50%) by Clorox Parent and fifty percent (50%) by Purchaser. Purchaser shall pay its share of such amounts to Clorox Parent, and Clorox Parent shall remit such amount to the applicable taxing authority.

(b) If and to the extent that any VAT is payable on the sale or acquisition of any portion of the Transferred Assets under this Agreement, the Seller shall, within thirty (30) days of the Closing Date, deliver to the Purchaser a valid and proper VAT invoice for the transfer of any such portion of the Transferred Assets which complies fully with all applicable Laws and any other documentation such that the Purchaser is able (subject to any restrictions that it may otherwise be subject to) to recover all VAT payable on such sale or acquisition from the relevant Governmental Authorities. The Purchaser shall pay the Seller an amount equal to 50% of the total amount of VAT properly payable in respect of any such sale or acquisition on the later of (i) the date which is fourteen (14) days following receipt of a valid and proper VAT invoice in respect of such sale or acquisition in accordance with this clause, and (ii) the date which is two (2) days before the latest date on which the Seller is required by applicable Law to account to the relevant Governmental Authorities for the VAT due on such sale or acquisition without incurring any charge to interest or any penalty. The Purchaser will pay to the Seller the remaining amount of VAT charged by the Seller within two (2) days of having received full payment of or credit from the relevant Governmental Authority for the VAT charged by the Seller.

(j)            Section 5.10 of the Agreement is hereby amended to add the following as subsection (1):

“On or prior to December 15, 2010, Purchaser shall send an Offer Letter to (x) Fernando Delgado, an employee of Clorox Mexico and (y) Edgardo Pabon, an employee of Clorox Puerto Rico, in each case offering employment to such employees commencing on January 1, 2011 with Purchaser or one of its Subsidiaries on terms and conditions described in Section 5.10(d) for the period beginning on January 1, 2011 through the date that is twelve (12) months following the Closing Date. Each of the foregoing individuals shall be deemed a “Transferred Employee” if and when such individual accepts such Offer Letter. For purposes of Fernando Delgado and Edgardo Pabon, (x) the references to the Closing Date set forth in Section 5.10(f) shall instead refer to January 1, 2011 and (y) Purchaser will be obligated to maintain the severance benefits referred to in Section 5.10(g) for the period beginning on January 1, 2011 and ending on the date that is one (1) year after the Closing Date if Purchaser terminates such individual in that period.

(k)           Section 5.12 of the Agreement is hereby amended to add the following as subsection (h):

“Each of Clorox Parent and Purchaser acknowledge and agree that, as promptly as practicable but in any event within ten (10) Business Days after the Closing Date, Clorox Parent will prepare a schedule of Machinery, Equipment and Personal Property to replace Schedule 2.2(b)(ii), as well as a schedule of Transferring Company Inventory, each of which shall be reasonably acceptable to Purchaser. Such schedules will be based upon a physical inventory of such fixed assets and Transferring Company Inventory conducted by Clorox Parent on, or promptly after, the Closing Date. If the Value of the Final Inventory differs from the estimate provided by Clorox Parent pursuant to Section 2.7(a), Purchase and Clorox Parent will work in good faith to amend such schedules to reflect any such difference, if necessary, as promptly as practicable after the determination of the Final Purchase Price pursuant to Section 2.7(c).”

(l)            The definition of “Adjustment Time” set forth on Annex I to the Agreement is hereby amended and restated as follows:

““Adjustment Time” means 12:01 A.M. New York time on the Closing Date.

(m)          The definition of “GAAP” set forth on Annex I to the Agreement is hereby amended and restated as follows:

““GAAP” shall mean generally accepted accounting principles and practices in the U.S.”

(n)           Schedule 2.2(b)(iv), Schedule 3.16(a), Schedule 3.16(c), Schedule 5.10(a)-1, Schedule 5.10(a)-2, Schedule 5.10(b)-1, Schedule 5.10(b)-2, Schedule 5.10(c)-1, Schedule 5.10(c)-2 and Schedule 5.10(j) to the Agreement are hereby amended and restated as set forth on Exhibit A attached hereto.

2.     Effect of Amendment. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which shall continue in full force and effect. This Amendment shall be considered by the parties to be effective as of November 5, 2010 (such date, the “Effective Date”).

3.     Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York (including Section 5-1401 of the General Obligations Law), without regard to the conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

4.     Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

5.     Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be effective as delivery of a manually executed counterpart of this Amendment.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

THE CLOROX COMPANY		VIKING ACQUISITION INC.

By:	/s/ Daniel J. Heinrich	By:	/s/ David Burgstahler
Name:	Daniel J. Heinrich	Name:	David Burgstahler
Title:	Chief Financial Officer	Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT TO PURCHASE AGREEMENT